Filed by Aspirational Consumer Lifestyle Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Wheels Up Partners Holdings LLC

Commission File No. 001-39541

May 10, 2021

Dear [Employee] –

Over the course of the last several months, we have received questions from many of you about your options and profits interests, including questions related to vesting, the value of your instruments, and how you can manage your equity interests once we are a public company. We have committed to communicating with you as we have information to share, and today we are pleased to provide you with exciting updates in all three of these areas.

The first update relates to the vesting of your equity interests. Over the course of the merger negotiations, the Wheels Up Board of Directors was dedicated to demonstrating their appreciation for the enormous amount of work and commitment it took from each of us to achieve our success. To demonstrate their appreciation, the Board made the decision to partially accelerate the vesting schedule for all employees holding any form of Wheels Up equity grant effective as of completion of the merger with Aspirational. As a result of this partial vesting acceleration, all options and profit interests that would have vested prior to October 31, 2022, will vest at closing of the merger. And the schedules for all interests vesting beyond such date will be accelerated by the same amount of time.

One of the most frequent questions we have received from many of you is about the possible value of the equity that you hold. On that front, we are providing you with a helpful valuation tool that will allow you to calculate the potential value of your holdings based on different assumed trading prices for Wheels Up’s stock after it is public. In order to use this calculator, you will need to have the relevant details for each grant, including type of instrument (options or profits interests), number of interests and exercise price or participation threshold, as applicable, in order to calculate the value, so we suggest you have your grant summary or agreements handy before getting started. If you cannot locate your award summary or agreement, please reach out to hr@wheelsup.com and they can provide you with the details of your grant(s). We know this question has been at the forefront of many of your minds and are happy to be able to address it at this time.

Just click the link below and enter your Wheels Up email/VPN login credentials to get started with the employee equity valuation tool. Generally, your username will either be your [***] or [***]. If you do not know your Wheels Up login credentials, please contact [***]@wheelsup.com.

Employee Equity Value Calculator

Finally, we are very excited to share that we have partnered with Morgan Stanley at Work to provide a comprehensive platform to ensure that you have information, education, and support regarding your equity rewards. Once we are a public company, you will be able to take advantage of a number of Morgan Stanley’s financial education and digital wellness offerings including:

•	Use of the Shareworks equity management platform, to view and manage your Wheels Up equity compensation,
•	Access to personalized financial support and advice through Morgan Stanley Workplace Advisors, who are experienced in Wheels Up equity compensation and helping employees use equity to build personal financial strategies,
•	A robust financial education curriculum available to help you make the most of your Wheels Up equity compensation so you can optimize your full financial plan.

In the coming weeks, we will be inviting you to the first of a series of educational webinars hosted by the Morgan Stanley at Work team, so that you can learn more – including how to activate your Shareworks account.

The success of what we have achieved is truly a testament to each of you – you are a significant part of both the history and the future of this great company. Our journey is really just beginning. We look forward to sharing more information to you over the next several weeks.

On behalf of the entire leadership team, we value greatly what you do for us each and every day.

Best,

Francesca Molinari

Chief People Officer

WHEELS UP

EMPLOYEE EQUITY VALUE CALCULATOR

We are providing this calculation tool to allow you to estimate the potential value of your Wheels Up employee equity interests based on certain assumptions, including that our contemplated transaction with Aspirational is consummated as planned and we become a publicly traded company. In order to use this calculator, you will need to have your award details handy, including type of award (Options or Profits Interests), number of interests and exercise price (for options) or participation threshold (for profits interests).

Once you have the necessary information, you can get started by selecting the type of award below, and then filling in the fields with your award details. The Assumed Public Trading Price is set to default to the transaction price of $10.00, but can be adjusted to calculate the potential value of your interests at other trading prices. Based on your information you enter, the calculator will show you your number of interests post-conversion based on the transaction Exchange Ratio (which was previously shared) and the potential value of your interests based on the hypothetical Assumed Public Trading Price you enter.

For multiple awards, just click on “Add Option Award” or “Add PI Award” to do an additional calculation for another grant series. The Total: All Awards field will show the aggregate value of all awards you calculate.

Note, this calculator does not distinguish between vested and unvested interests. If you want to calculate the vested interests only, just enter that number of interests in the Number of Options or Number of Profits Interests field, as applicable.

This tool is a temporary aid, meant to provide you with a simplified way to understand the potential value of the award(s) you hold. Once we are a publicly-traded company, you will have access to a full suite of online tools, which will include the ability to calculate value based on real-time trading prices. There will also be a dedicated team of experts ready to answer questions and provide support through Morgan Stanley Shareworks.

If you do not have at hand the details needed to utilize this tool, you can reach out to hr@wheelsup.com and we will provide a summary of your award(s).

Please be sure to read the DISCLAIMERS below before getting started.

Number of Options

e.g. 10000

Exercise Price

e.g. #.##

Profits Interests

Number of Profits Interests

e.g. 10000

Participation Threshold

e.g. ###,###,###

ADD OPTION AWARD

ADD PI AWARD

Assumed Public Trading Price

$10.00

Total: All Awards

$0.00

CALCULATE

Disclaimers:

Please note the following with respect to your outstanding equity awards and this calculator:

•	This calculator is for illustration purposes only and is not intended to provide any definitive guidance as to the current and/or future value of your outstanding Wheels Up equity incentive awards. The value of, and associated tax consequences related to, your outstanding equity incentive awards may vary upon your individual situation. Accordingly, you may wish to seek outside professional tax or financial advice in connection with your equity incentive awards. None of Wheels Up, Aspirational or any of their respective affiliates or representatives makes any guarantee or assurance of any value associated with, or any tax consequence related to, your Wheels Up equity incentive awards.

•	Subject to accelerated vesting (as outlined in the employee communication emailed to you along with this calculator), your Wheels Up equity incentive awards will continue to remain subject to all the terms and conditions set forth in the individual award agreement documenting your equity incentive award and the Wheels Up Option Plan or Wheels Up Equity Incentive Plan(s), as applicable. Such terms and conditions include, for example, time-based vesting based upon your continued service relationship with Wheels Up, as well as the treatment of your equity incentive award upon any termination of your service relationship in the future.

•	The Exchange Ratio presented in this calculator is calculated using the base purchase price for Wheels Up as set forth in the Merger Agreement and a price per share of Aspirational Class A common stock of $10.00. The Exchange Ratio of 0.4604 will change if the number of existing Wheels Up interests changes. A change in the Exchange Ratio would impact the number of shares of Aspirational Class A common stock that each Wheels Up interest has the right to receive in the merger. We do not currently expect a material adjustment one way or the other to the Exchange Ratio prior to closing of the merger.

•	Any shares of Class A common stock acquired pursuant to the exercise or exchange/redemption of your equity incentive award will be subject to Wheels Up’s trading policy and any other related agreements, documents or policies provided to you by Wheels Up that govern the sale or purchase of public securities.

•	Neither the emailed employee communication, nor this calculator, shall be construed as a representation as to the likelihood of the closing of the merger occurring by a specific date or ever occurring, or as a promise to exert any effort to cause it occur. In the event that the Merger Agreement is terminated for any reason, your outstanding equity incentive awards will continue to be governed by their existing terms and the applicable award agreement and equity plan, without any adjustments contemplated in connection with the merger.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Wheels Up Partners Holdings LLC, a Delaware limited liability company (“Wheels Up”), and Aspirational Consumer Lifestyle Corp., a Cayman Islands exempted company (“Aspirational”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Aspirational’s securities, (ii) the risk that the transaction may not be completed by Aspirational’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Aspirational, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of that certain Agreement and Plan of Merger, dated as of February 1, 2021, as amended on May 6, 2021 (the “Merger Agreement”), by and among Aspirational, Wheels Up, KittyHawk Merger Sub LLC, a Delaware limited liability corporation and a direct wholly owned subsidiary of Aspirational, Wheels Up Blocker Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Aspirational, the Blocker Merger Subs (as defined in the Merger Agreement) and the Blockers (as defined in the Merger Agreement), by the shareholders of Aspirational, the satisfaction of the minimum trust account amount following redemptions by Aspirational’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Wheels Up’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Wheels Up and potential difficulties in Wheels Up employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Wheels Up or against Aspirational related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of the Aspirational’s securities a national securities exchange, (xi) the price of Aspirational’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Aspirational plans to operate or Wheels Up operates, variations in operating performance across competitors, changes in laws and regulations affecting Aspirational’s or Wheels Up’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Aspirational’s Annual Report on Form 10-K, as amended, the registration statement on Form S-4 discussed below and other documents filed by Aspirational from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Wheels Up and Aspirational assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Wheels Up nor Aspirational gives any assurance that either Wheels Up or Aspirational or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Wheels Up and Aspirational. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Aspirational filed a registration statement on Form S-4 with the SEC on March 15, 2021, as amended on May 6, 2021 which includes a document that serves as a prospectus and proxy statement of Aspirational (the “proxy statement/prospectus”). A definitive proxy statement/prospectus will be sent to all Aspirational shareholders. Aspirational also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Aspirational are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by Aspirational through the website maintained by the SEC at www.sec.gov.

The documents filed by Aspirational with the SEC also may be obtained free of charge at Aspirational’s website at https://www.aspconsumer.com or upon written request to #18-07/12 Great World City, Singapore 237994.

Participants in Solicitation

Aspirational and Wheels Up and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Aspirational’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.